UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 16, 2017

Southside Bancshares, Inc.
(Exact Name of Registrant as Specified in its Charter)

Texas	0-12247	75-1848732
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 S. Beckham Avenue, Tyler, Texas	75701
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (903) 531-7111

NA
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

As contemplated by the terms of that certain Agreement and Plan of Merger, dated as of June 12, 2017 (the “Merger Agreement”), by and among Southside Bancshares, Inc., a Texas corporation (“Southside” or the “Company”), Rocket Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of Southside (“Merger Sub”), and Diboll State Bancshares, Inc., a Texas corporation (“Diboll”), on October 16, 2017, the board of directors of the Company (the “Board”) approved (i) the expansion of the size of the Board by two to 17 members, and (ii) the appointment of H. J. Shands, III and Richard Warner to the Board (the “Diboll Designees”), in each case to be effective as of the effective time of the merger of Merger Sub with and into Diboll (the “First Merger”). Immediately after the First Merger, Diboll will merge with and into Southside, with Southside as the surviving company (the "Second Merger" and together with the First Merger, the "Mergers"). Each of the Diboll Designees currently serves as a director of Diboll and H. J. Shands, III currently serves as the Chairman of the Board of Diboll.

Mr. Shands’ and Mr. Warner’s terms of office will expire at the Company's 2018 annual meeting of shareholders, and the Nominating Committee of the Board shall consider in good faith the nomination for re-election of Mr. Shands for a term that expires at the annual meeting of shareholders in 2020 and the nomination for re-election of Mr. Warner for a term that expires at the annual meeting of shareholders in 2019. Compensatory arrangements for Mr. Warner will be consistent with the Company’s previously disclosed standard arrangements for non-employee directors. Such arrangements are described in the Company’s proxy statement for its 2017 annual meeting of shareholders filed on March 22, 2017, which disclosure is incorporated herein by reference. Additionally, immediately following the effective time of the Second Merger, Mr. Shands will assume the role of Regional President, East Texas, and therefore will receive no compensation for his service as a director of the Company.

Neither Mr. Shands nor Mr. Warner has engaged in any transaction with the Company that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

ITEM 8.01. OTHER EVENTS.

On October 17, 2017, at Diboll’s previously announced special shareholders meeting, the Merger Agreement and the First Merger were approved by Diboll shareholders representing approximately 91% of the outstanding shares of Diboll common stock entitled to vote at such meeting.

The Company currently anticipates that the consummation of the Mergers will be effective in the fourth quarter of 2017, subject to receipt of regulatory approval from the Federal Reserve Board. The merger of Diboll and Southside’s subsidiary banks, First Bank & Trust East Texas and Southside Bank, respectively, has previously received the approval of the Federal Deposit Insurance Corporation and the Texas Department of Banking.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written material, press releases and oral statements issued by or on behalf of the Company may be considered to be “forward-looking statements” within the meaning of and subject to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,”

“believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions. Forward-looking statements are statements with respect to the Company’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions and estimates about the Company's future performance and are subject to significant known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed mergers involving Southside and Diboll, including future financial and operating results, Southside’s plans, objectives, expectations and intentions, the expected timing of completion of the mergers and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (ii) the risk that a condition to the closing of the merger may not be satisfied; (iii) the timing to consummate the proposed merger; (iv) the risk that the businesses will not be integrated successfully; (v) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vi) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (vii) the diversion of management time on merger-related issues; and (viii) liquidity risk affecting Southside’s and Diboll’s abilities to meet its obligations when they come due.

Additional information concerning Southside and its business, including additional factors that could materially affect its financial results, is included in Southside’s Annual Report on Form 10-K for the year ended December 31, 2016 under “Forward-Looking Information,” Item 1 “Business” and Item 1A. “Risk Factors,” and in Southside’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Mergers and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Southside and Diboll, on September 8, 2017, Southside filed with the SEC a prospectus of Southside which also constituted a definitive proxy statement for Diboll. Diboll delivered the definitive proxy statement/prospectus to their shareholders on or about September 11, 2017. SOUTHSIDE AND DIBOLL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS. Investors and security holders may obtain copies of all documents filed with the SEC regarding the mergers, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Southside’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; or (ii) Southside upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southside Bancshares, Inc.

Date: October 19, 2017	By:	/s/ JULIE N. SHAMBURGER
Julie N. Shamburger
Senior Executive Vice President and Chief Financial Officer